Room 4561

August 3, 2007

Mr. Tom Wyler
Chief Executive Officer
Optibase Ltd.
2 Gav Yam Center
Herzliya 46120, Israel

      Re: Optibase Ltd.
              Form 20-F for Fiscal Year Ended December 31, 2005
              File No. 000-29992

Dear Mr. Wyler:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time.

              Very truly yours,

              Mark Kronforst
              Accounting Branch Chief